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Exhibit 3.3

AMENDMENT TO ARTICLES OF INCORPORATION

        Article V of the Articles of Incorporation is amended to read in its entirety as follows:

ARTICLE V
Board of Directors

        The number of directors of the Corporation which shall constitute the entire Board of Directors shall not be less than three directors. The exact number of directors shall be fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Each director shall hold office until the next annual meeting of shareholders following his or her election and until his or her successor is duly elected and qualified; provided that any director who was elected for a three-year term under a prior version of this Article V shall continue to hold office for the balance of the term for which he or she was elected and until his or her successor is duly elected and qualified.

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  Exhibit 3.3